FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of August 16, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated August 14, 2006 regarding Pixelplus’ New Image Recognition ‘System-On-A-Chip’

Exhibit 99.1

Pixelplus Unveils New Image Recognition ‘System-On-A-Chip’

SEOUL, South Korea, August 14, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops and markets CMOS image sensors for various consumer electronics applications, today unveiled the “PM1001”, the Company’s new image recognition ‘System-On-A-Chip’ (“SoC”).

The PM1001 integrates a 32-bit RISC microprocessor and on-chip memories to enhance image recognition algorithms in the cost effective 0.18 um CMOS process technology. The Company believes the PM1001 provides cost-efficiency and reliable performance for image recognition SoC solutions and expects that the highly customized SoC chip will allow the PM1001 to become a practical iris recognition solution for mobile and non-mobile security applications due to the accuracy, form-factor, and low power consumption exhibited in the SoC chip.

“The Company’s image recognition SoC chip, combined with our image signal processing technology and our camera module technology, will enable us to become the total solutions provider for image recognition applications,” said Dr. Sang-Soo Lee, Chief Technology Officer of Pixelplus. “We consider the image recognition SoC chip to be one of the Company’s most exciting new technologies and believe this will have a positive impact on the growth and development of Pixelplus’ business.”

While Pixelplus seeks to apply the SoC technology to a broad spectrum of image recognition applications, the Company is also currently pursuing separate joint development projects with several firms which specialize in the analysis and advancement of image recognition technologies. From that process, the Company aggressively seeks to make further technological progress in respect of mobile device, automotive, security and biometric applications, which include iris, facial and finger print recognition applications, as well as human artery, vein, and blood vessel recognition applications.

The Company notes that engineering and demonstration samples of the PM1001 are currently available. Pixelplus plans to commence volume production of the PM1001 in the second half of 2006.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements, including statements regarding the performance, achievements and capabilities of and demand for the PM1001, that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and Pixelplus’ results to differ materially, include, without limitation: potential errors, design flaws or any other problems with the PM1001; risks associated with building customer acceptance of and demand for the PM1001; the development of the market for CMOS image sensors in the camera phone market, as well as in markets for other mobile applications incorporating image sensors; the rapid changes in technical requirements for camera phone products; competitive risks; as well as any other risks detailed from time to time in Pixelplus’ filings and reports to the U. S. Securities and Exchange Commission. Pixelplus expressly disclaims any obligation to update information contained in any forward-looking statement whether as a result of new information, future events or otherwise.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

August 16, 2006